2003 - 3

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.
20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period commencing February 12, 2003 through April 15, 2003

KONINKLIJKE PHILIPS ELECTRONICS N.V.

(Name of registrant)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

A. Westerlaken
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam — The Netherlands

Report on the performance of the Philips Group
Highlights in the quarter
Philips and BenQ form Joint Venture in Optical Storage
Philips appoints Johan van Splunter to succeed Ad Veenhof as CEO of domestic appliance division
Philips’ Connected Home is here and now
Philips and KPN agree to broadband alliance
Philips unveils recovery plan for Semiconductor division
Philips launches first sustainability report

This report comprises a copy of the Quarterly Report of the Philips Group for the three months ended March 31, 2003, dated April 15, 2003 as well as a copy of the press releases entitled:
—	“Philips and BenQ form Joint Venture in Optical Storage”, dated February 12, 2003;
—	“Philips appoints Johan van Splunter to succeed Ad Veenhof as CEO of domestic appliance division”, dated March 3, 2003;
—	“Philips and KPN agree to broadband alliance”, dated March 12, 2003;
—	“Philips’ Connected Home is here and now”, dated March 12, 2003;
—	“Philips unveils recovery plan for Semiconductor division”, dated March 13, 2003;
—	“Philips launches first sustainability report”, dated March 27, 2003.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 15th day of April 2003.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ G.J. Kleisterlee
G.J. Kleisterlee
(President, Chairman of the Board of Management)

/s/ J.H.M. Hommen
J.H.M. Hommen
(Vice-Chairman of the Board of Management
and Chief Financial Officer)

Safe Harbor’ Statement under the Private Securities Litigation Reform Act of 1995.

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items (including, but not limited to, cost savings).

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, changes in law, the performance of the financial markets, pension costs, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technological changes.

Report on the performance of the Philips Group

–	all amounts in millions of euros unless otherwise stated

–	the data included in this report are unaudited

–	financial reporting according to US GAAP

Philips reports first quarter income from operations of EUR 32 million — a net loss of EUR 69 million

•	14% lower nominal sales, comparable sales growth 1%

•	Strong performance from Lighting and record income at DAP

•	10% sequential comparable sales decline at Semiconductors, excluding Mobile Display Systems

•	Improved performance of Medical Systems

•	Weakening Consumer Electronics markets

•	Cost reduction programs on-track

•	Record low inventories for the quarter: 12.1% of sales

•	Net debt: group equity ratio 30:70

The first quarter 2003

Philips recorded a net loss of EUR 69 million (a loss of EUR 0.05 per share) versus a profit of EUR 9 million (a profit of EUR 0.01 per share) in the same period last year. This year’s quarter included special items of negative EUR 34 million, whilst last year’s special items amounted to a positive EUR 16 million. Sales decreased by 14% over the same period of last year, negatively impacted by the weakening of the US dollar and related currencies (11%), and lower consumer confidence levels. Volumes were 8% higher, continuing the positive trend quarter over quarter. Income from operations was a profit of EUR 32 million, including EUR 31 million in net special charges, versus a EUR 73 million profit last year, which included EUR 58 million in net special gains. Pension costs were EUR 78 million higher in the quarter. Income from operations was positively impacted by a net EUR 54 million for past use licenses.

The cost reduction programs remain on-track, with reduction in overhead costs amounting to EUR 277 million to-date, total integration savings at Medical Systems of EUR 214 million, and other projects which together will ensure the Company achieves the targeted EUR 1 billion in savings by 2004.

Cash flow from operating activities saw the usual seasonality with an outflow of EUR 205 million. Inventories as percentage of sales came to another record low for the quarter of 12.1%, compared to 14.0% last year. During the quarter the net debt position increased by EUR 323 million (EUR 202 million of which was used for Philips’ participation in InterTrust Technologies Corporation) to EUR 5.6 billion.

Gerard Kleisterlee,
Philips’ President and CEO:

“Although net income was a loss, the first quarter of 2003 has demonstrated again that Philips is able to show positive operational performance in spite of adverse economic conditions. Seasonality and the weaker US dollar, coupled with declining consumer confidence, especially affecting CE, resulted in significantly lower sales levels, while higher pension costs also impacted the results. Nevertheless, we achieved another record quarter at our DAP division, healthy results from Lighting, improved earnings from Medical Systems, and progress from CE on its improvement plan for the U.S. For Semiconductors, we announced a clear recovery plan and we are confident that the division will be back to profitability in the fourth quarter of this year.

Improving operational performance remains the focus of our attention. We will continue to reduce costs and exercise best-in-class supply chain management. In addition we will better capitalize on product and marketing innovation to drive sales — supported by exploiting best practices and synergies across the Philips Group.”

Net income
in millions of euros unless otherwise stated

	Q1	Q1
	2003	2002

Sales	6,499	7,598
Income (loss) from operations	32	73
in % of sales	0.5	1.0
Financial income and expenses	(82)	(20)
Income taxes	12	3
Results related to unconsolidated companies	(24)	(43)
Minority interests	(7)	(4)
Net income (loss)	(69)	9
Per common share – basic	(0.05)	0.01
Per common share – diluted	(0.05)	0.01

Special items
in millions of euros

	Q1	Q1
	2003	2002

Affecting income from operations:	(31)	58
Affecting financial income and expenses:	—	67
Income taxes related to special items	8	(15)
Affecting results relating to unconsolidated companies:	(11)	(94)

Total special items	(34)	16

Group sales and composition of changes (%)
in millions of euros unless otherwise stated

	Q1	Q1
	2003	2002

Philips group sales	6,499	7,598
% change from the previous year:
Nominal change	(14)	(7)
Consolidation changes	(4)	4
Currency effects	(11)	1
Comparable change	1	(12)
Prices	(7)	(7)
Volume	8	(5)

Sales by sector
in millions of euros unless otherwise stated

			% change

	Q1	Q1		compa-
	2003	2002	nominal	rable

Lighting	1,154	1,228	(6)	4
Cons. Electronics	1,943	2,262	(14)	(5)
DAP	458	454	1	12
Semiconductors	1,126	1,190	(5)	7
Medical Systems	1,329	1,664	(20)	0
Miscellaneous	489	800	(39)	(8)

Philips group	6,499	7,598	(14)	1

Highlights in the quarter

Group sales and income

Sales in Q1 were EUR 6,499 million, 14% lower than Q1 2002. Nominal sales were negatively impacted by weaker currencies (11%), and the effect of various divestments (4%). The average euro dollar rate showed a sequential decline of 7% in Q1 and a decline of 18% from the same period last year. Comparable sales growth in Q1 came to 1%. Consumer Electronics sales were impacted by declining consumer confidence. On the positive side, sales in Lighting, DAP and Semiconductors expanded on a comparable basis. Price erosion remained at 7%, whilst unit sales grew with 8%. Geographically, sales decreased in all regions, but particularly in North and Latin America, caused by the weaker currencies. On a comparable basis, sales rose 8% in Asia Pacific, 1% in North America and decreased 10% in Latin America and 2% in Europe.

Income from operations amounted to a profit of EUR 32 million and included net special charges of EUR 31 million. Last year’s income of EUR 73 million included net special gains of EUR 58 million. The positive impact of the overhead cost reduction program in the quarter was EUR 20 million and the integration savings at Medical Systems were EUR 41 million. Past use licenses contributed net EUR 54 million to income compared to EUR 23 million last year. Pension costs were EUR 78 million higher than the same period in 2002.

Lighting, CE (due to higher license income), DAP and Medical Systems improved versus last year, the latter largely as a result of the post-merger integration savings (EUR 41 million). The lower income from operations at Semiconductors was caused by restructuring charges at San Antonio (EUR 30 million) and accelerated depreciation of assets at Albuquerque (EUR 22 million), and the write-off of intangible fixed assets (EUR 13 million).

Income from operations
in millions of euros

	Q1	Q1
	2003	2002

Income from operations	32	73
Special items included in IFO:	(31)	58
Write-down of inventories in connection with restructuring (cost of sales)	—	—
Restructuring and impairment charges	(75)	(23)
Acquisition-related costs incl. in-process R&D	—	(22)
Gain on sale of participations/fixed assets	44	103

Income from operations by sector
in millions of euros

	Q1	Q1
	2003	2002

Lighting	173	152
Consumer Electronics	73	51
DAP	81	65
Semiconductors	(178)	(108)
Medical Systems	70	27
Miscellaneous	(56)	(31)
Unallocated	(131)	(83)

Income from operations	32	73
in % of sales	0.5	1.0

Financial income and expenses were EUR 82 million, compared with EUR 20 million last year, which was beneficially impacted by a EUR 67 million gain from the sale of ASML shares. Interest expenses were lower than last year, mainly driven by the lower net debt position in Q1 2003.

Financial income and expenses
in millions of euros

	Q1	Q1
	2003	2002

Financial income and expenses	(82)	(20)
Impairment charges included in Financial income and expenses	—	—
Gain on sale of ASML shares	—	67

Income tax has been calculated using an estimated effective rate of 25% on pre-tax income. Last year, the tax calculation excluded the gain from the sale of ASML shares.

Results relating to unconsolidated companies was a loss of EUR 24 million, in line with last year’s quarter which included EUR 24 million for amortization of goodwill. LG.Philips LCD’s results were lower than last year by EUR 54 million, while LG.Philips Displays’ net income improved by EUR 73 million, mainly resulting from lower restructuring charges in Q1 2003.

Results relating to unconsolidated companies
in millions of euros

	Q1	Q1
	2003	2002

SSMC	(12)	(16)
LG.Philips LCD	(17)	37
LG.Philips Displays	(17)	(90)
Others	22	26

Total	(24)	(43)
Special items included in results relating to unconsolidated companies:	(11)	(94)
Impairment charges	—	(3)
Restructuring charges	(11)	(91)
Asset impairment	—	—
Gain on sales of businesses	—	—

Cash flows and financing

Cash outflow from operations of EUR 205 million was EUR 151 million more than last year. Capital expenditures of EUR 177 million were EUR 48 million lower than the same period last year. A reset of currency hedges generated a cash inflow of EUR 141 million. Main proceeds from divestments were related to the sale of parts of PCMS (EUR 40 million). Outflows included a payment of EUR 202 million for the 49.5% participation in InterTrust Technologies Corporation.

Inventories as a percentage of sales came to 12.1%, 1.9% less than Q1 2002 and another record low for the quarter. The cash conversion cycle came to 23 days, a 5 day sequential increase, reflecting seasonality.

Net debt increased by EUR 323 million in the first quarter to EUR 5,574 million. Group equity showed a decrease of EUR 787 million, including the impact of dividends payable (EUR 460 million), EUR 178 million negative translation differences and a decrease in value of the securities for sale of EUR 105 million. The net debt: group equity ratio ended the quarter at 30:70.

Employment

At the end of March 2003, the total number of employees was 166,394, a decrease of 3,693 compared with the position per the end of 2002. Excluding portfolio changes, staffing levels were reduced by 2,487, mainly attributable to Consumer Electronics and Lighting.

Sales and income from operations per sector

Sales at Lighting were impacted by 10% due to negative currency movements. On a comparable basis a 4% increase was achieved from last year. All businesses contributed to this increase, with the exception of Luminaires, which showed a 1% comparable decline. Income from operations came to EUR 173 million, a EUR 21 million increase compared to Q1 2002. This was a result of improved margins, reduced costs and a more profitable product mix.

Lighting: key data
in millions of euros unless otherwise stated

	Q1	Q1
	2003	2002

Sales	1,154	1,228
Sales growth
% increase, nominal	(6)	(5)
% increase, comparable	4	(7)
Income from operations	173	152
in % of sales	15.0	12.4
Special items included in IFO	(3)	1
in % of sales	(0.3)	0.1
Net operating capital (NOC)	1,815	2,002
Number of employees (FTEs)	45,968	47,741

Sales of Consumer Electronics amounted to EUR 1.9 billion, a comparable decrease of 5% versus last year. The decline, which became more evident in the course of the quarter, is attributable to a fall in consumer confidence and over-stocked retail channels. Sales decreases were particularly noted in Television (-9%), in GSM (-33%), where price erosion has increased considerably and in Set-top Boxes (-38%). Monitor sales increased by 5% on a comparable basis (mainly growth in LCD in Asia).

Income from operations of Consumer Electronics excluding licenses came to a loss of EUR 28 million, EUR 6 million lower than last year. Income from operations of GSM was a loss of EUR 14 million in this quarter. The other parts of CE were generally able to maintain last year’s profitability level, in spite of the lower sales levels, by exercising tight cost controls. This year included a EUR 16 million gain on the sale of part of PCMS and restructuring charges for Monitors of EUR 7 million, while a EUR 16 million insurance payment for GSM was included in last year’s result. Results in North America continued the improving trend, from a loss of EUR 51 million last year, to a EUR 30 million loss.

License sales amounted to EUR 115 million, compared to EUR 84 million for Q1 2002. Income from operations came to EUR 101 million, including EUR 63 million for past use licenses. Last year, income from operations amounted to EUR 73 million, which included EUR 23 million for past use licenses.

Consumer Electronics: key data
in millions of euros unless otherwise stated

	Q1	Q1
	2003	2002

Sales	1,943	2,262
Sales growth
% increase, nominal	(14)	(12)
% increase, comparable	(5)	(13)
Income from operations	73	51
in % of sales	3.8	2.3
Special items included in IFO	8	(3)
in % of sales	0.4	(0.1)
Net operating capital (NOC)	150	714
Number of employees (FTEs)	18,932	27,286

DAP’s nominal sales increased by 1%. Currencies and deconsolidations had an 11% negative impact, but the selling-in of new products contributed to a strong 12% comparable sales increase. The increase was driven by dry shavers, the Sonicare toothbrush and the Senseo coffee machine, together responsible for a 15% increase. Regionally, North America and Western Europe contributed the most. Income from operations was a record for the 15th consecutive quarter, increasing 25% compared with last year as a result of continued higher gross margins, lower costs and an improved product mix.

DAP: key data
in millions of euros unless otherwise stated

	Q1	Q1
	2003	2002

Sales	458	454
Sales growth
% increase, nominal	1	3
% increase, comparable	12	3
Income from operations	81	65
in % of sales	17.7	14.3
Special items included in IFO	—	(2)
in % of sales	—	(0.4)
Net operating capital (NOC)	583	705
Number of employees (FTEs)	8,783	9,420

Semiconductors experienced a nominal sales decline of 5% versus Q1 2002, whilst comparable sales increased 7%. Sequential sales fell 16%, but 12% on a comparable basis. Excluding Mobile Display Systems/PSS telecom (MDS) the comparable decline was 10%. The push outs of orders in Mobile telecommunications into Q2 and weak consumer markets were the main reasons for the set back. MDS witnessed a 59% comparable sales increase over last year due to a switch to color screens, but seasonality had its negative effect compared to Q4 2002. The 3 months average book-to-bill ratio of Semiconductors increased to 1.05 at the end of Q1 compared to 0.87 at the end of Q4 2002.

Q1 income from operations was a loss of EUR 178 million, though MDS made a small profit. Income was impacted by various special items, including the accelerated depreciation of assets at Albuquerque (EUR 22 million) and `restructuring charges at San Antonio (EUR 30 million), and the write-off of intangible fixed assets (EUR 13 million). An insurance payment had a EUR 17 million positive effect in income.

Semiconductors: key data
in millions of euros unless otherwise stated

	Q1	Q1
	2003	2002

Sales	1,126	1,190
Segment revenues	1,173	1,302
Sales growth
% increase, nominal	(5)	(26)
% increase, comparable	7	(27)
Income (loss) from operations	(178)	(108)
in % of segment revenues	(15.2)	(8.3)
in % of sales	(15.8)	(9.1)
Special items included in IFO	(65)	—
in % of segment revenues	(5.5)	—
in % of sales	(5.8)	—
Net operating capital (NOC)	3,637	4,950
Number of employees (FTEs)	34,306	35,867

Medical Systems’ nominal sales were impacted by the lower dollar and the divestment of HCP in the last quarter of 2002. Comparable sales were at the same level as Q1 2002, when voluntarily held-back shipments from the former ADAC company were released. Income from operations came to EUR 70 million, representing an operating margin of 5.3% and included EUR 27 million for the amortization of intangible fixed assets. The improvement of EUR 43 million compared to Q1 of last year was primarily driven by fewer special items and approximately EUR 41 million from the realization of integration savings, in line with the EUR 350 million targeted savings by year-end 2003. Higher IT and other costs of about EUR 20 million reflect the ongoing investment in improved systems and supply chain management. These costs will gradually decline during 2003.

Medical Systems: key data
in millions of euros unless otherwise stated

	Q1	Q1
	2003	2002

Sales	1,329	1,664
Sales growth
% increase, nominal	(20)	102
% increase, comparable	0	10
Income from operations	70	27
in % of sales	5.3	1.6
Special items included in IFO	(1)	(22)
in % of sales	(0.1)	(1.3)
Net operating capital (NOC)	4,828	5,593
Number of employees (FTEs)	31,261	31,105

Income from operations of Miscellaneous came to a loss of EUR 56 million and included a special gain on the sale of certain speech recognition activities of EUR 19 million. Income of Optical Storage, excluding a past use license payment of EUR 9 million, was just above break-even, which is a strong improvement compared to the loss giving situation of last year. Income was affected by a small increase in the provision for asbestos claims in the U.S.

Miscellaneous: key data
in millions of euros unless otherwise stated

	Q1	Q1
	2003	2002

Sales	489	800
Sales growth
% increase, nominal	(39)	(46)
% increase, comparable	(8)	(14)
IFO Corporate Technology	(70)	(61)
IFO Corp. Investments and others	14	30

Income (loss) from operations	(56)	(31)
in % of sales	(11.5)	(3.9)
Special items included in IFO	30	84
in % of sales	6.1	10.5
Net operating capital (NOC)	(160)	672
Number of employees (FTEs)	24,561	29,936

Corporate and regional overhead costs in Unallocated were 13% lower than the same period last year, mainly driven by savings from the overhead cost reduction program. Pension costs in Unallocated were EUR 58 million higher.

Unallocated: key data
in millions of euros unless otherwise stated

	Q1	Q1
	2003	2002

Corporate and regional overheads	(66)	(76)
Pensions	(65)	(7)

Income from operations	(131)	(83)
Number of employees (FTEs)	2,583	4,735

Results related to unconsolidated companies

LG.Philips LCD joint venture (100%)

Sales for the quarter were EUR 769 million and maintained the sequential growth trend from previous quarters, with 5.7% growth. Compared to Q1 last year sales grew by 6.9%, and by 18% in local currency. Average sales price per panel was USD 200 in the current quarter, USD 58 below the average prices of Q1 2002. The substantial increase in volume, especially driven by the new 5th generation facility, resulted in the growth in sales. Gross margin for the quarter was 9.2% of sales and income from operations came to 0.8%. The significant weakening of the Korean Won during the quarter resulted in currency transaction and translation losses. Net income for the quarter was a loss of EUR 34 million, Philips’ share of which was EUR 17 million.

LG.Philips LCD joint venture (100%)
in millions of euros unless otherwise stated

	Q1	Q1
	2003	2002

Sales	769	720
Sales growth
% increase, nominal	7	61
Income from operations	6	104
in % of sales	0.8	14.4
Net income (loss) (100%)	(34)	74
Net income (loss) (Philips share = 50%)	(17)	37
Net operating capital (NOC)	2,776	2,738
Number of employees (FTEs)	6,230	4,854

LG.Philips Displays joint venture (100%)

Sales declined by 5% in USD terms, compared to the first quarter of 2002. The decline was 22% in EUR terms, resulting from the deterioration of the USD. Gross margin improved by 1% from last year to 9%. Income from operations included a EUR 22 million restructuring charge (Q1 2002: EUR 182 million charge) and was at break-even level. Net income for the quarter was a loss of EUR 34 million, Philips’ share of which was EUR 17 million.

LG.Philips Displays joint venture (100%)
in millions of euros unless otherwise stated

	Q1	Q1
	2003	2002

Sales	934	1,199
Sales growth
% increase, nominal	(22)	—
Income from operations	1	(164)
in % of sales	0.1	(13.7)
Net income (loss) (100%)	(34)	(181)
Net income (loss) (Philips share = 50%)	(17)	(90)
Net operating capital (NOC)	2,733	3,056
Number of employees (FTEs)	29,924	35,246

Other information

As stated in the Annual Report, on January 22, 2003, a jury in Raleigh, North Carolina, USA, delivered a verdict of approximately USD 152 million to Volumetrics, Inc. against the Philips Ultrasound business of Philips Medical Systems. The claim relates to the decision of Philips not to collaborate with or acquire Volumetrics at a point in time when Philips was in discussions with Agilent Technologies, Inc. to purchase its Health Care Solutions Group. The verdict is not a judgement, and is subject to review by the trial judge. A decision was originally expected in March 2003, but as yet has not been delivered. A decision is now expected in the course of the second quarter, 2003. Philips believes that the facts of the case do not support the verdict.

Outlook

Ongoing economic and political uncertainties mean that Philips will continue to make business planning on the assumption of no short-term improvement in economic conditions. Productivity improvements and restructuring programs initiated during the last two years, together with the continuing transformation of Philips into a market-driven company, will remain the main drivers behind the further improvement of our underlying performance.

We expect that the Lighting and DAP divisions will continue their solid performance and outperform their industries throughout the year. CE is continuing to improve its overall performance, but is more vulnerable to market weaknesses as a consequence of low consumer confidence levels. The integration of our Medical Systems division remains on-track to achieve the targeted EUR 350 million savings by year-end and performance targets for 2004. The recently announced recovery plan for Philips Semiconductors is expected to turn this division back into profitability in Q4.

The Company will continue cost reduction initiatives, including the reduction in overhead costs, and ongoing asset management programs.

Dollar related currency movements can continue to negatively impact sales and to a lesser extent net income, whilst the value of the Company’s financial and pension assets remain sensitive to volatile stock markets.

Amsterdam, April 15, 2003

Board of Management

Consolidated statements of income
all amounts in millions of euros unless otherwise stated

	January to March

	2003	2002

Sales	6,499	7,598
Cost of sales	(4,403)	(5,229)

Gross margin	2,096	2,369
Selling expenses	(1,072)	(1,254)
General and administrative expenses	(373)	(341)
Research and development expenses	(633)	(759)
Write-off of acquired in-process R&D	—	—
Impairment of goodwill	(10)	—
Restructuring and impairment charges	(65)	(23)

	(2,153)	(2,377)

Other business income (expenses) – net	89	81

Income (loss) from operations	32	73
Financial income and expenses:
– interest	(81)	(102)
– impairment charges	—	—
– other	(1)	82

	(82)	(20)

Income before taxes	(50)	53
Income taxes	12	3

Income after taxes	(38)	56
Results relating to unconsolidated companies:
– impairment charges	—	—
– other	(24)	(43)
Minority interests	(7)	(4)

Net income	(69)	9
Income from operations
as a % of sales	0.5	1.0
as a % of net operating capital (RONA)	1.2	2.0
Weighted average number of common shares outstanding during the period (in thousands):
(after deduction of treasury stock)
• basic	1,276,292	1,274,920
• diluted	1,277,670	1,283,694
Net earnings per common share in euros:
• basic	(0.05)	0.01
• diluted	(0.05)	0.01

The Group financial statements have been prepared on a basis consistent with US GAAP, which differs in certain respects from accounting principles as required by Dutch law (Dutch GAAP). Net income determined in accordance with Dutch GAAP amounted to a loss of EUR 246 million in the first quarter of 2003, compared to a loss of EUR 149 million in the corresponding period last year. These aggregate amounts result in basic earnings per common share of a loss of EUR 0.19 in January-March 2003 compared to a loss of EUR 0.12 last year. The difference between Dutch GAAP and US GAAP is caused by the fact that goodwill is no longer amortized under US GAAP but instead tested for impairment.

Consolidated balance sheets and additional ratios
all amounts in millions of euros unless otherwise stated

Consolidated balance sheet

	March 31,	December 31,	March 31,
	2003	2002	2002

Current assets:
Cash and cash equivalents	1,568	1,858	773
Receivables	4,885	5,068	5,850
Inventories	3,721	3,522	4,452
Other current assets	822	603	925

Total current assets	10,996	11,051	12,000
Unconsolidated companies	6,143	6,089	7,752
Other non-current financial assets	1,192	1,306	2,990
Non-current receivables	248	219	151
Other non-current assets	2,440	2,553	2,789
Property, plant and equipment	5,810	6,137	7,489
Intangible assets excl. goodwill	1,657	1,742	1,902
Goodwill	3,135	3,192	3,661

Total assets	31,621	32,289	38,734
Current liabilities:
Accounts and notes payable	2,914	3,228	3,082
Accrued liabilities	3,394	3,314	4,054
Short-term provisions	1,121	1,276	1,087
Other current liabilities	603	691	831
Dividend payable	460	—	459
Short-term debt	788	617	1,447

Total current liabilities	9,280	9,126	10,960
Long-term debt	6,354	6,492	6,550
Long-term provisions	2,061	1,970	2,550
Other non-current liabilities	615	603	201

Total liabilities	18,310	18,191	20,261
Minority interests	187	179	199
Stockholders’ equity	13,124	13,919	18,274

Total liabilities and stockholders’ equity	31,621	32,289	38,734
Number of common shares outstanding at the end of period
• shares in thousands	1,276,462	1,275,978	1,275,847
Ratios
Stockholders’ equity,	13,124	13,919	18,274
per common share in euros	10.28	10.91	14.32
Inventories as a % of sales	12.1	11.1	14.0
Net debt: group equity ratio	30:70	27:73	28:72

Stockholders’ equity determined in accordance with Dutch GAAP amounted to EUR 12,451 million as of March 31, 2003 compared to EUR 13,124 million under US GAAP. The deviation is caused by the fact that goodwill under Dutch GAAP has to be amortized and charged to income, whereas under US GAAP it is no longer amortized, but instead tested for impairment.

Consolidated statement of changes in stockholders’ equity
all amounts in millions of euros unless otherwise stated

	January to March 2003

				Accumulated other comprehensive income (loss)

		Capital in			Available	Minimum		Treasury	Total stock-
	Common	excess of	Retained	Translation	for sale	pension	Cash flow	shares at	holders’
	stock	par value	earnings	differences	securities	liability	hedges	cost	equity

Balance as of January 1, 2003	263	14	16,738	(1,712)	265	(353)	11	(1,307)	13,919
Net income (loss)			(69)						(69)
Net current period change				(178)	(105)	9	9		(265)
Reclassifications into income							(10)		(10)

Total comprehensive income (loss), net of tax			(69)	(178)	(105)	9	(1)		(344)
Dividend payable			(460)						(460)
Purchase of treasury stock									—
Re-issuance of treasury stock		2						6	8
Stock options accrual		1							1

Balance as of March 31, 2003	263	17	16,209	(1,890)	160	(344)	10	(1,301)	13,124

Consolidated statements of cash flows*
all amounts in millions of euros unless otherwise stated

	January to March

	2003	2002

Cash flows from operating activities:
Net income (loss)	(69)	9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	473	496
Impairment of equity investments	—	—
Net gain on sale of assets	(44)	(180)
Loss from unconsolidated companies (net of dividends received)	25	43
Minority interests (net of dividends paid)	13	4
Increase in working capital	(627)	(498)
Decrease in non-current receivables/other assets	60	198
Decrease in provisions	(38)	(121)
Other items	2	(5)

Net cash used for operating activities	(205)	(54)
Cash flows from investing activities:
Purchase of intangible assets (software)	(28)	(38)
Capital expenditures on property, plant and equipment	(177)	(225)
Proceeds from disposals of property, plant and equipment	34	219
Proceeds from sale (purchase) of other non-current financial assets and derivatives	177	76
Proceeds from sale of businesses (purchase of businesses)	(157)	(219)

Net cash used for investing activities	(151)	(187)
Cash flows before financing activities	(356)	(241)

*	For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Consolidated statements of cash flows (continued)*
all amounts in millions of euros unless otherwise stated

	January to March

	2003	2002

Cash flows before financing activities	(356)	(241)
Cash flows from financing activities:
Increase in debt	66	80
Treasury stock transactions	8	23
Dividends paid	—	—

Net cash provided by financing activities	74	103
Decrease in cash and cash equivalents	(282)	(138)
Effect of changes in exchange rates on cash positions	(8)	21
Cash and cash equivalents at beginning of the period	1,858	890

Cash and cash equivalents at end of period	1,568	773

*	For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Product sectors
all amounts in millions of euros unless otherwise stated

Segment revenues and income from operations

	January to March

	2003			2002

		Income (loss) from			Income (loss) from
		operations			operations

			as % of			as % of
	segment		segment	segment		segment
	revenue	amount	revenues	revenues	amount	revenues

Lighting	1,160	173	14.9	1,235	152	12.3
Consumer Electronics	1,962	73	3.7	2,282	51	2.2
DAP	463	81	17.5	459	65	14.2
Semiconductors	1,173	(178)	(15.2)	1,302	(108)	(8.3)
Medical Systems	1,332	70	5.3	1,665	27	1.6
Miscellaneous	689	(56)	(8.1)	945	(31)	(3.3)
Unallocated		(131)			(83)

Total	6,779	32		7,888	73
Intersegment revenues	(280)			(290)

Sales	6,499			7,598
Income from operations as a % of sales		0.5			1.0

Product sectors and main countries
all amounts in millions of euros unless otherwise stated

Sales and total assets

	Sales (to third parties)		Total assets

	January to March		March 31,	March 31,
	2003	2002	2003	2002

Lighting	1,154	1,228	2,676	2,954
Consumer Electronics	1,943	2,262	2,510	3,211
DAP	458	454	963	1,082
Semiconductors	1,126	1,190	7,050	8,830
Medical Systems	1,329	1,664	6,760	7,955
Miscellaneous	489	800	5,259	6,944
Unallocated			6,403	7,758

Total	6,499	7,598	31,621	38,734

Sales and long-lived assets

	Sales (to third parties)		Long-lived assets *

	January to March		March 31,	March 31,
	2003	2002	2003	2002

Netherlands	295	380	1,581	1,736
United States	1,676	2,257	5,325	6,993
Germany	524	585	655	656
France	449	443	425	298
United Kingdom	282	366	275	202
China	561	533	358	499
Other countries	2,712	3,034	1,983	2,668

Total	6,499	7,598	10,602	13,052

*	Includes property, plant and equipment and intangible assets-net.

Philips quarterly statistics
all amounts in millions of euros unless otherwise stated; percentage increases always in relation to the corresponding period of previous year

	2002				2003

	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter

Sales	7,598	7,986	7,313	8,923	6,499
% increase	(7)	4	2	(4)	(14)
Income (loss) from operations	73	165	135	47	32
as % of sales	1.0	2.1	1.8	0.5	0.5
% increase	(77)	—	—	—	(56)
Net income (loss)	9	(1,355)	(330)	(1,530)	(69)
% increase	(90)	—	—	—	—
per common share in euros	0.01	(1.07)	(0.25)	(1.20)	(0.05)

	January-	January-	January-	January-	January-	January-	January-	January-
	March	June	September	December	March	June	September	December

Sales	7,598	15,584	22,897	31,820	6,499
% increase	(7)	(2)	(1)	(2)	(14)
Income (loss) from operations	73	238	373	420	32
as % of sales	1.0	1.5	1.6	1.3	0.5
% increase	(77)	—	—	—	(56)
as a % of net operating capital (RONA)	2.0	3.4	3.8	3.2	1.2
Net income (loss)	9	(1,346)	(1,676)	(3,206)	(69)
% increase	(90)		—	—	—
as a % of stockholders’ equity (ROE)	0.2	(14.7)	(13.3)	(19.2)	(2.1)
per common share in euros	0.01	(1.06)	(1.31)	(2.51)	(0.05)

	period ending 2002				period ending 2003

Inventories as % of sales	14.0	13.4	14.1	11.1	12.1
Net debt: group equity ratio	28:72	30:70	30:70	27:73	30:70
Total employees (in thousands)	186	184	183	170	166

Information also available on Internet, address: www.investor.philips.com
Printed in the Netherlands

Philips and BenQ form Joint Venture in Optical Storage

Amsterdam, the Netherlands and Taipei, Taiwan, February 12, 2003 — Royal Philips Electronics of the Netherlands (AEX: PHI, NYSE: PHG) and BenQ Corporation (Taipei Stock Exchange: 2352TT) today announced the establishment of an optical storage joint venture company, Philips BenQ Digital Storage, to cooperate in the areas of new optical standards, research, and particularly in the definition of product roadmaps, product development, manufacturing of products, and customer support of optical storage devices for data applications.

The company, headquartered in Taipei, Taiwan and operational in March 2003 will have outstanding shares of 51% for Philips and 49% for BenQ. The joint venture will pave the way for both companies to leverage their strengths, creating a resource-integrated company that will provide innovative next generation storage solutions. Philips BenQ Digital Storage aims at a mid-term market-share of fifteen percent in a total market of two-hundred million units annually, which currently has a value of EUR 8 billion.

Commenting on the deal, Mr. Arthur van der Poel, member of Philips’ Board of Management added, “This joint venture concludes the series of measures taken to bring Optical Storage back to profitability and will position us well for continued participation in the data segment in a profitable way. The joint venture builds on a long-standing relationship between Philips and BenQ. The cooperation in the new company will further strengthen the successful DVD+RW platform”.

K.Y. Lee, Chairman and CEO of BenQ Corporation, stated “Philips is renowned for its research and intellectual property portfolio while BenQ is strong in development, manufacturing and marketing. The new company will prove to be a strong force in the optical storage industry, combining strengths in research, cost effective manufacturing, and fast time-to-market.”

The joint venture builds on the dedicated design center for reading and/or recording of data applications which was established in April 2002. It may later include optical storage devices for consumer applications.

About BenQ

BenQ is an industry leader in networking lifestyle devices with an expertise that encompasses the display, storage, imaging, wireless and broadband areas. BenQ has manufacturing plants in Malaysia, Mexico, China and Taiwan. The company has 13,000 employees worldwide, supporting a strong global sales marketing and service network spanning Asia Pacific, Europe and the Americas. BenQ has research and development facilities in Taiwan (Hsinchu Lab), China (Suzhou Software Development Center) and California (Wireless Technology Center), and has close to 1500 research and development employees in Suzhou, Taipei, Taoyuan, Hsinchu and San Diego. BenQ has amassed over 928 global patents. 2002 estimated revenues exceed US$3.2 billion dollars. For more information about BenQ, please visit our website at www.BenQ.com.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

Philips appoints Johan van Splunter to succeed Ad Veenhof as CEO of domestic appliance division

Amsterdam, The Netherlands, March 3, 2003 — Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced that Mr. Ad Veenhof (57), Senior Vice President and member of the Group Management Committee, and CEO of Philips’ Domestic Appliances and Personal Care (DAP) division since 1996, has expressed a wish to step down from Philips after more than 30 years with the company. He will leave as of May 1, 2003.

Mr. Veenhof will be succeeded by Johan van Splunter (57), currently CEO of Philips in Asia. Mr. van Splunter joined Philips in 1969 in DAP, followed by an international career, including a period of eleven years in senior management positions at Grundig, before returning to Philips in 1997. Mr. Van Splunter will also take up his new role as of May 1, 2003.

Johan A van Splunter (57)

Mr. Johan A Van Splunter was born on 24 March 1945 in Beverwijk, The Netherlands and studied Business Economics at the University of Amsterdam. Mr. Van Splunter started to work for Philips, The Netherlands, in 1969 as Product Manager in the Personal Care Division. In 1976 he became Managing Director, Consumer Division for Philips Mexico. During this time Philips pioneered with the first industrial plants in the Mexican border zone.

In 1985 he moved to Germany where he became Managing Director at Grundig and later Executive Vice President and member of the Board of Management. Mr. van Splunter was instrumental in the change of manufacturing locations from Western to Eastern Europe when the communist bloc opened after the fall of the Berlin Wall.

In 1997 he moved to Johannesburg as Chairman & CEO of Philips for Southern Africa and in 1999 moved to Singapore to become President and Chairman of Philips Electronics Asia Pacific region. In Singapore, he is a member of the Board of the Economic Review Committee and Chairman of the Sub-Committee for Manufacturing.

Johan is married and has two daughters. He is fluent in Dutch, English, French, Spanish and German.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

Philips’ Connected Home is here and now

Hannover, Germany, March 12, 2003 — Royal Philips Electronics (NYSE:PHG, AEX:PHI) CEO, Gerard Kleisterlee, today outlined the company’s vision for the Connected Home, a broadband powered environment of interconnected devices, experiences and services. He also announced a new strategic partnership with KPN that will speed the development of the enabling technologies and services that make the Connected Home an ever-increasing reality.

Gerard Kleisterlee presented a compelling case for Philips’ leadership position in the Connected Home space. Outlining the products Philips has on the market today to enable a Connected Home, he also presented a picture of the home of tomorrow — fewer wires and fewer boxes making for a more comfortable living environment with intuitive technology. No longer will consumers have to rely on stand-alone devices with stand-alone functions. Instead content and information will be accessible on any device where, when and how they desire it.

Gerard Kleisterlee said: “Philips’ vision of the Connected Home extends beyond the living room and entertainment and serves the whole home. With our strengths in lighting, healthcare and household appliances we will be able to offer consumers a complete set of interlocking solutions that provide a more complete Connected Home living environment. But we will not only continue to innovate on technology, we will also have to rally our competitors, partners and governments to make the Connected Home a viable and sustainable prospect for consumers.”

Today’s Products that Power the Connected Home

“This year’s CeBIT for Philips is about showing the results of our work and research in the form of real products that consumers can buy now to build a Connected Home. We have products available like Streamium — our Internet radio with hi-fi quality and functionality.

Today, Philips is also shipping its DesXcape, the smart, detachable, wireless, PC display that allows people to work with their PC applications anywhere around the home or office. All Philips Connected Home products use WiFi.

Collaborating for Critical Mass

Gerard Kleisterlee also presented Philips’ focus on enabling technologies for the Connected Home through its alliances with key partners such as Telefonica and the new strategic partnership announced today with KPN. Through the KPN Telecom partnership, Philips and KPN will work to jointly develop, market and sell broadband ready products and services, through bundled offerings. They will make it easier for consumers to have home-networked broadband connectivity and to experience home entertainment, productivity and personal expression.

Gerard Kleisterlee also addressed issues that Philips is taking leadership on to make the Connected Home possible such as broadband availability, Digital Rights Management technology and common wireless connectivity standards such as WiFi and Bluetooth. In all these areas, Philips is doing what it has successfully done with the advent of other successful technologies such as the CD and DVD: bring partners and competitors to the table to reach consensus on common standards and formats that will grow markets for all, spur innovation and avoid consumer confusion and frustration.

The following key products being showcased at CeBIT 2003 are the Connected Home building blocks:

•	Streamium Broadband Internet radio allows consumers to enjoy online music and listen to it at CD and stereo quality. The Streamium connects directly to either a cable or DSL broadband Internet service and allows consumers to listen to MP3 and Internet based music anywhere in their networked home.

•	Philips continues to remove the restrictions of a home office with the DesXcape detachable monitor. Instead of being tied to one room where the PC resides, the DesXcape gives users access to applications that can be held on a PC from anywhere within the home using a wireless network.

•	iPronto, the dashboard for the digital home, revolutionizes control of home cinema and home automation products and can control over 500 brands of different devices and services. iPronto is not only a control device but it can also access the Internet via WiFi. That means it receives programming information, news, weather and a wealth of other online content.

•	Wireless Digital Multimedia Receiver bridges the traditionally separate PC and home entertainment worlds via an easy-to-install and use solution that wirelessly streams PC based multimedia to television and stereo systems. This means users can now enjoy their PC-based multimedia content together with family and friends in the convenience and comfort of their normal home setting.

To read the full text of Gerard Kleisterlee’s presentation and for images, please visit www.philips.com/cebit

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

Philips and KPN agree to broadband alliance

AMSTERDAM, THE NETHERLANDS March 12, 2003 — Royal Philips Electronics (AEX: PHI, NYSE:PHG) and KPN today announced an alliance, to jointly develop the use of broadband and associated enabling technologies in the Connected Home. The alliance will see the combination of Philips products and technologies with KPN’s broadband platform. Initially focused on the Dutch consumer market, both companies envisage that the alliance will also be a first step towards the business-to-business market, where there are growing demands in financial services and healthcare for broadband connectivity solutions.

Philips and KPN plan to jointly offer consumers a complete package of Philips’ connectivity devices with KPN broadband service and installation to drive the adoption of universal always-on broadband solutions. This Philips-KPN bundled offering will be available to consumers through KPN retail outlets and in partnership with retail channels.

Philips views broadband as critical to the Connected Home because it enables the next phase of content delivery — which moves beyond static Internet Web pages to the delivery of streaming music and videos. Ultimately, this will shift the way consumers view entertainment — and enable them to choose the content they want, when they want it.

“Widespread adoption of broadband is key, without it, all the buzz about a Connected Home is meaningless. This is why Philips has announced today its alliance with KPN, to jointly commercialize broadband ready, multimedia and entertainment products and services,” said Gottfried Dutine, Philips Executive Vice-President and member of the Board of Management. “We believe the Philips-KPN Alliance will lay the foundation for a broadband rich, home environment that fosters personal expression through next-generation applications like full speech interactivity, reactive lighting, and seamless content sharing.”

KPN Mobile CEO Guy Demuynck says “this alliance will boost KPN’s broadband business by delivering high quality connectivity and end-to-end broadband services. The two companies Philips and KPN are joining core competencies to bring the broadband benefits to their customers. This will be an accelerator for growth in our broadband business.”

The Philips-KPN Alliance will also focus on commercializing a full range of broadband, multimedia and entertainment products and services for the Dutch market by providing joint product demonstrations. The two companies plan to create high visibility connected solutions displays in key KPN retail outlets and other retail partner outlets. These demos would showcase the complete portfolio of Philips’ connected solutions enabled by KPN service in order to educate consumers on the profound impact broadband will have on home entertainment, personal expression and productivity applications.

Additionally, the companies will cooperate on product research and development, and jointly research new trends and technologies in the connected home space,

driving the adoption and wider use of digital home applications using broadband. In a structured and consistent way, the Philips-KPN alliance will share product and service roadmaps, as well as actively collaborate on product/service planning so as to align future offerings and drive incremental revenue for both parties. New products will be showcased through the alliance as and when they reach the market.

Beyond meeting the consumer demand for broadband in the connected home, the Philips-KPN alliance will also stimulate broadband deployment throughout various types of connectivity environments. The alliance plans to identify and jointly explore connected solutions opportunities for consumers in such diverse sectors as medical, financial services, insurance, as well as retail and hospitality.

Recent partnerships with the government of Singapore as well as the telecom alliance with Telefonica clearly indicate Philips broadband technology lead over its closest competitors. Today’s announcement with KPN is further evidence that Philips is offering always-on broadband solutions that are available to consumers both here and now. Philips only expects to make further announcements in the near future on the diverse ways it is working with leading content and broadband providers to exchange information and collaborate in product development.

Philips is a leading supplier of branded products and b-to-b solutions for use in the Connected Home, applying its core technology strengths in Displays, Connectivity, Storage and Digital Video Processing across a range of entertainment and communications applications. Philips already has a number of broadband connected products on the market, including the Streamium internet audio system, the iPronto a customizable display-based wireless device for controlling the digital home, and a full range of wireless connectivity solutions. More products are due on the market in the coming year.

About KPN

KPN offers high-quality telecommunication services to both consumers and businesses. Our core businesses are: telephony and data/IP services through our fixed network in The Netherlands, data/IP services in Western Europe through KPN Eurorings and mobile services in The Netherlands, Germany and Belgium. KPN is the market leader in the major segments of the Dutch telecommunications market. Through E-Plus in Germany and BASE in Belgium, we are the third mobile operator in both countries. At the end of 2002, with 38,118 employees, KPN serviced 7.9 million fixed line, 13.4 million mobile and 1.4 million Internet customers.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates

Philips unveils recovery plan for Semiconductor division

Division expected to return to profitability in Q4 2003

Amsterdam, the Netherlands, March 13, 2003 — Royal Philips Electronics (AEX: PHI, NYSE:PHG) today outlined its action plan to return its Semiconductor division to profitability in the fourth quarter of this year.

The plan includes five main elements:

1.     FOCUS: An acceleration of the sharpening of focus on Philips Semiconductors’ core portfolio of connected consumer applications, both in terms of strategy and R&D spending, while exiting unprofitable non-core businesses. This focus is expected to deliver annualized savings of EUR 200 million, leading to a EUR 240 million per quarter R&D spending rate by Q4 2003, excluding the Mobile Display Systems business.

2.     CAPACITY: In addition to the previously announced closure of Philips’ semiconductor fabrication operation (fab) in Albuquerque, New Mexico, Philips plans to close its San Antonio, Texas fab in 2003. The combined Albuquerque and San Antonio actions will reduce overall CMOS capacity by approximately 20%, leading to a utilization rate that is expected to deliver positive operating results in the fourth quarter and still include capacity for growth. The San Antonio closure will result in restructuring charges of approximately EUR 200 million; EUR 30 million of which will be taken in Q1 2003, with EUR 70 million and EUR 100 million taken in Q2 and Q3 respectively. Of the anticipated EUR 200 million charges, EUR 45 million are cash costs.

3.     SIMPLIFICATION: Over the course of 2003, Philips Semiconductors will complete the consolidation of a number of smaller non-manufacturing related sites and associated businesses, mainly in Europe and the USA.

4.     PROCESS IMPROVEMENTS: A heightened focus on supply chain management and reduction of working capital will be driven by the activation of new IT systems. Customer lead times in particular will be dramatically improved as a result, including a reduction in end-to-end lead times from the initiation of an order to product shipment by up to 30 days to approximately 85 days, approaching best-in-class per external benchmarks. As well as the increased customer intimacy, these process improvements will lead to annual savings of approximately EUR 50 million.

5.     DESIGN WINS: Increased revenues will be seen in the second half of 2003 as programs related to earlier design wins take off. Examples include Nexperia™ products for the communications and consumer markets, and other products in fast growing categories where Philips has a unique proposition, such as CMOS cameras and FM radio chips for mobile phones.

“With attention to swift and exact execution, we expect that these actions will see Philips Semiconductors again making a positive contribution to the Philips Group in the fourth quarter of this year,” said Scott McGregor, CEO of Philips Semiconductors. “With the ongoing softness in the industry, we still face a tough couple of quarters before our efforts will truly show through. As we said at the presentation of our 2002 results, we are prepared to take the tough decisions to not only put things back on track, but more importantly, create a healthy and sustainable profitable business for the future. We know that parts of the plan will be painful to the organization, and our San Antonio employees in particular, and we will do everything we can to work together with all involved, to minimize the impact.”

The above actions will involve an overall headcount reduction of approximately 1,600 by the end of 2003, including approximately 520 in San Antonio. Philips will work closely with employees and local leaders to offset as far as possible the negative consequences of the decision. Most of the San Antonio product lines are already dual-sourced, and others will be relocated to other Philips facilities, minimizing the impact on existing customers.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

Philips launches first sustainability report

Amsterdam, The Netherlands, March 27, 2003 — Royal Philips Electronics (NYSE:PHG, AEX:PHI) today launches the company’s first annual Sustainability Report, adding detailed accountability for economic and social responsibility to its former Environmental Report. The reporting initiative is in line with the steps taken in recent years to increase transparency and accountability, adhering to the company’s business principles. Philips also announced that the company has established a Sustainability Board, Corporate Sustainability Office, corporate Sustainability Policy and a global sustainability sponsorship initiative.

During the annual shareholders meeting, Philips’ CEO, Gerard Kleisterlee will explain that sustainable development is a fundamental part of Philips’ heritage and future growth. “Philips’ brand has always been associated with improving the quality of people’s lives. Our founders, Anton and Gerard Philips, already believed that there was no difference between doing business and practicing sustainable business,” said Kleisterlee, “With our recent Sustainability commitments, we are living up to the challenge of making things better and proving that sustainability is part of our company’s DNA.”

To tackle the issue of diversity and inclusion, targeted programs will be started in 2003 to reach the goal of acquiring a world-class workforce. Philips is committed to increasing the number of women in senior management — raising the percentage to at least 10% within five years, more than doubling it from the current 4%. Philips is also committed to improving regional balance in senior management positions, particularly in Asia.

Regarding Environmental responsibility, Philips introduced in 2002 its third action program in a row called EcoVision 2002 — 2005. On comparable bases, and after adjustment for production fluctuations, in 2002 waste and water were reduced by 16% and the energy consumption with 8% compared to 2001. Also, a number of products were introduced that met the Green Flagship status classification for products that offer significantly improved environmental performance. One example is the 150S3F LCD Monitor, offering 20% better energy consumption than comparable products in its category.

As a member of the World Business Council for Sustainable Development (WBCSD), Philips measured and reported along the core indicators put forward by the Global Reporting Initiative, the world’s most recognized and respected set of reporting guidelines, and had the Sustainability Report verified by KPMG.

Philips plans to apply its heritage in research and design to its sustainable business practices. Qualitative research projects are ongoing that explore what makes life better for different people, different cultures, taking into account factors like generation, gender and social norms. Projects that help to explore possibilities for sustainable business in emerging markets.

Additional information and a full copy of the Sustainability Report are available at: www.philips.com/sustainability or click here to download the PDF file.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter